Exhibit 99.1

A2Z Cust2Mate Solutions Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2025

(Unaudited)

(Expressed in US Dollars)

A2Z CUST2MATE SOLUTIONSCORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

(Unaudited)

(Expressed in US Dollars)

2

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$43,184	$13,526
Short-term deposits	2,618	206
Financial assets at fair value (note 3)	24,605	-
Inventories (note 4)	4,378	796
Trade receivables, net	1,745	2,024
Other accounts receivable	1,499	581
Total current assets	78,029	17,133
Non-current assets

Long term financial asset at fair value	609	200
Property, equipment and right of use assets, net	3,277	1,545
Total non-current assets	3,886	1,745

Total Assets	$81,915	$18,878

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan and current portion of long-term loans	$8	$826
Lease liability	509	217
Trade payables	2,071	1,834
Other accounts payable	1,447	918
Warrant Liability (note 5)	5,065	7,743
Total current liabilities	9,100	11,538
Non-current liabilities
Lease liability	1,522	241
Long term loans	30	108
Severance payment, net	-	147
Total non-current liabilities	1,552	496
Total liabilities	10,652	12,034
Shareholder’s Equity
Share capital and additional paid in capital (note 6)	164,045	83,120
Warrant Reserve	29,594	30,863
Accumulated other comprehensive loss	(1,309)	(549)
Reserve with respect to transactions with non-controlling interests	927	927
Accumulated losses	(120,693)	(100,452)
Total equity attributable to Company shareholders	72,564	13,909
Non-controlling interests	(1,301)	(7,065)
Total equity	71,263	6,844
Total liabilities and equity	81,915	$18,878

November 13, 2025	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024(*)	2025	2024(*)

Revenues (note 7)	1,547	1,572	4,254	3,957
Cost of revenues	1,021	882	2,878	2,858
Gross profit	526	690	1,376	1,099

Expenses:
Research and development costs	1,582	793	6,812	2,881
Sales and marketing costs	413	188	1,669	1,083
General and administration expenses	2,644	2,335	10,380	6,191
Operating loss	(4,113)	(2,626)	(17,485)	(9,056)

Loss (gain) on revaluation of warrant Liability (note 5)	(2,830)	539	905	(3,236)
Financial (income) expense	116	63	(71)	143
Loss before taxes on income	(1,399)	(3,228)	(18,319)	(5,963)
Income tax expense	-	-	-	-
Net loss for the period from continuing operations	(1,399)	(3,228)	(18,319)	(5,963)
Net loss for the period from discontinued operations	-	(305)	(2,425)	(1,140)
Net loss for the period	(1,399)	(3,533)	(20,744)	(7,103)

Less: Net loss attributable to non-controlling interests	(94)	(318)	(503)	(1,485)
Net loss attributable to owners of the parent company	(1,305)	(3,215)	(20,241)	(5,618)
	(1,399)	(3,533)	(20,744)	(7,103)
Other comprehensive loss
Item that will not be reclassified to profit or loss:
Adjustments arising from translation of financial statements to presentation currency	(1,296)	(170)	(760)	(640)
Other comprehensive loss	(1,296)	(170)	(760)	(640)

Total comprehensive loss for the period	(2,695)	(3,703)	(21,504)	(7,743)

Less: Comprehensive loss attributable to non-controlling interests	(94)	(318)	(503)	(1,485)
Comprehensive loss attributable to owners of the parent company	(2,601)	(3,385)	(21,001)	(6,258)
	(2,695)	(3,703)	(21,504)	(7,743)
Basic and diluted loss per share from continuing operations	(0.07)	(0.16)	(0.54)	(0.34)
Basic and diluted loss per share from discontinued operations	-	(0.01)	(0.07)	(0.06)

Weighted average number of shares outstanding (**)	36,797,579	21,832,713	35,063,498	19,630,189

(*)	Reclassified due to discontinued operations.

(**)	On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions			Total Equity of
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non- controlling parties	Accumulated deficit	Non- controlling interest	shareholder of the Company
Balance - January 1, 2025	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844

Net loss for the period	-	-	-	-	-	(20,241)	(503)	(20,744)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(760)	-	-	-	(760)
Comprehensive loss for the period	-	-	-	(760)	-	(20,241)	(503)	(21,504)
Issuance of shares in January 2025 private placement (note 6(d))	4,748,150	27,395	-	-	-	-	-	27,395
Issuance of shares in September 2025 private placement (note 6(e))	5,625,000	39,888	-	-	-	-	-	39,888
Transactions with non-controlling interests	-	(8,117)	-	-	-	-	6,267	(1,850)
Exercise of RSUs (note 6(g))	219,667	-	-	-	-	-	-	-
Exercise of warrants (note 6(i))	1,509,857	12,536	(1,269)	-	-	-	-	11,267
Exercise of options (note 6(h))	225,332	548	-	-	-	-	-	548
Share based compensation (note 6(h), 7(b))	5,000	8,675	-	-	-	-	-	8,675
Balance – September 30, 2025	41,923,303	164,045	29,954	(1,309)	927	(120,693)	(1,301)	71,263

5

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions			Total Equity (deficit) of
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non- controlling parties	Accumulated deficit	Non- controlling interest	shareholder of the Company
Balance - January 1, 2024	15,359,799	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

Net loss for the period	-	-	-	-		(5,618)	(1,485)	(7,103)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(640)	-	-	-	(640)
Net comprehensive loss for the period	-	-	-	(640)	-	(5,618)	(1,485)	(7,743)
Issuance of shares in January 2024 private placement (note 6(a))	1,122,521	2,022	-	-	-	-	-	2,022

Exercise of RSUs (note 6(f))	324,668	-	-	-	-	-	-	-

Issuance of shares in April 2024 private placement (note 6(b))	4,085,976	3,318	-	-	-	-	-	3,318
Issuance of shares in August 2024 private placement (note 6(c))	1,839,554	2,502	-	-	-	-	-	2,502
Share based compensation (note 7(b))		1,707		-	-	-	-	1,707
Balance – September 30, 2024	22,732,518	$65,033	$30,863	$(1,970)	$927	$(89,074)	$(6,283)	$(504)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Nine months ended
	September 30
	2025	2024

Cash flows from operating activities
Net loss for the period	$(20,744)	$(7,103)
Adjustments to reconcile net loss to net used in operating activities:
Amortization and depreciation	439	652
Share-based compensation	8,675	1,707
Share-based compensation to service providers	-	1,285
Loss on divestment of a subsidiary	1,009	-
Loss (gain) on revaluation of warrant liability	905	(3,236)
Loss on revaluation of contingent liability	-	(1,305)
Gain from revaluation of long term financial assets	(409)	-
Change in severance liability	12	(2)
Change in inventory	(3,600)	(111)
Change in trade receivables	(25)	(806)
Change in other accounts receivables	(1,053)	119
Accrued interest on loans and leases	116	138
Change in accounts payable	315	1,096
Change in other accounts payable	666	(721)
Net cash used in operating activities:	(13,694)	(8,287)

Cash flows from investing activities
Investment in short-term deposits	(2,475)	-
Investment in financial assets at fair value	(24,605)	-
Divestment of a subsidiary	(549)	-
Purchase of property, plant and equipment	(657)	(108)
	(28,286)	(108)

Cash flows from financing activities
Proceeds from the issuance of shares and warrants, net	69,242	7,503
Proceeds on account of shares	-	3,060
Change in bank overdraft	-	69
Lease payments	(460)	(449)
Proceeds from exercise of warrants	7,795	-
Proceeds from exercise of options	548	-
Repayment of loans	(850)	(160)
Transactions with non-controlling interests	(1,850)	-
Proceeds from receipt of loans	43	147
	74,468	10,170

Change in cash and cash equivalents	32,488	1,775
Effect of changes in foreign exchange rates	(2,830)	(676)
Cash and cash equivalents at beginning of period	13,526	2,267

Cash and cash equivalents at end of period	$43,184	$3,435

APPENDIX A: NON-CASH ACTIVITIES
Recognition of a lease liability and right-of-use asset	1,930	260
Interest paid during the period	24	96

APPENDIX A: NON-CASH ACTIVITIES – DIVESTMENT OF SUBSIDIARY
Working capital other than cash and cash equivalents	304	-
Property, plant and equipment	416	-
Lease liability	(7)	-
Loans	(94)	-
Severance liability	(159)	-
Loss on divestment of subsidiary	(1,009)	-
Total cash and cash equivalents from divestment of a subsidiary	(549)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and traded under the symbol “AZ”. The Company has been listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following an approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada and its common shares (the “Common Shares”) remain listed on Nasdaq under the symbol AZ.

As of September 30, 2025, the Company had two key subsidiaries (the “Subsidiaries”), all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); and (2) Isramat Ltd. (“A2Z Isramat”). On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (“Cust2mate USA”), a subsidiary incorporated on July 12, 2023 under the laws of Delaware.

On February 12, 2025, the Company and the shareholders of Cust2Mate Ltd. entered into a share purchase agreement pursuant to which the Company exercised its call option and acquired an additional 66,194 ordinary shares of Cust2Mate, together constituting 19.81% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for the aggregate purchase price of $1,850. After the acquisition of the 66,194 shares in Cust2Mate, the Company now holds an aggregate 322,743 shares of Cust2Mate, constituting 96.58% of Cust2Mate’s issued and outstanding share capital.

On June 12, 2025, the Company entered into a Share Purchase Agreement (the “Isramat Agreement”) with Iron Dove Technologies Inc (“Iron Dove”), pursuant to which the Company agreed to sell A2Z Isramat to Iron Dove for the amount of $964). On September 15, 2025, the Company entered into a Termination Agreement with Iron Dove, pursuant to which the Company and Iron Dove agreed to terminate the Isramat Agreement.

The Company’s activities through A2Z Isramat include the development of precision metal parts for the military and security markets, as well as for the civilian markets.

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction. See also note 9.

The Company owns 96.58% of the common shares of Cust2Mate, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The accompanying condensed consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of September 30, 2025, the Company had resulting in accumulated losses of $120,693 and a net loss from continuing operations in the amount of $18,319 for the nine months ended September 30, 2025. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient revenues. However, considering the Company’s cash and cash equivalent balance and investments in financial assets as of September 30, 2025, following equity issuances during 2024 and equity raised during the period ended September 30, 2025, the Company’s management believes the Company has sufficient funds for at least the foreseeable future.

During October 2023, the Israeli government declared a state of war due to the terror attack that was launched by Hamas, a terrorist organization, on the State of Israel on October 7, 2023 and which still continues Further, Hezbollah, a terrorist organization based in Lebanon, has carried out missile and rocket attacks on various areas in Israel’s northern regions, targeting both military and civilian locations (the “War”). The War has led to various consequences and restrictions on the Israeli economy, including, among other things, an extensive mobilization of reserves, the evacuation of many settlements, both in the area bordering the Gaza strip and near the northern border, as well as taking actions for maintaining public safety and security, such as, among other things, imposing restrictions on gatherings, depending on the proximity thereof to the combat zones, including at workplaces and in the education system. Taking such actions caused a decline and a slowdown in the activity of the Israeli economy. In addition, the ongoing operation of many companies has suffered by the reduction in workforce availability, including due to the departure of foreign workers, extensive recruitment of reserves and absence from work due to the restrictions on the activity of the education system.

The War had no material effect on the Company’s financial situation and on the results of the Company’s activities. Also, the Company managed to maintain operational and functional continuity, including maintaining an effective staff volume and effective ongoing operations with its customers and suppliers.

In addition, in October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 13, 2025.

8

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company are as of September 30, 2025, and presented in US dollars which is the Company’s reporting currency. The Company’s functional currency is the New Israeli Shekel. These unaudited condensed consolidated interim financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS accounting standards and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2024.

The policies applied in these condensed consolidated interim financial statements are based on IFRS accounting standards effective as of January 1, 2025, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2024.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Financial assets

Short-term investments consist of held-for-sale securities (or trading) and are stated at fair value, with unrealized gains and losses included in earnings. Transaction costs are expensed as incurred. The securities are classified as current assets because they are expected to be realized within one year. The Company regularly evaluates whether declines in fair value below cost are other-than-temporary; if so, an impairment is recognized. Gains or losses realized on sales of these securities are included in financial income (expense), net in the consolidated statement of operations and comprehensive loss.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the nine months ended September 30, 2025, there have been no such changes. The Company’s presentation currency is the US dollar.

9

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

3.	New Accounting Standards

The following new amendments are effective for the period beginning 1 January 2025: The Company and its subsidiaries did not have to change their accounting policies or make retrospective adjustments as a result of adopting these amended standards:

Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

On 15 August 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the “Amendments”).

These Amendments are applicable for annual reporting periods beginning on or after January 1, 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency.

IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice.

When applying the Amendments, an entity is not permitted to restate comparative information

These Amendments have had no material effect on the interim condensed consolidated financial statements.

10

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 – FINANCIAL ASSETS AT FAIR VALUE

Financial assets not measured at fair value includes cash and cash equivalents, loans to others, trade and other receivables and trade payables. Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value	Level 1
USD in thousand
January 1, 2024	-
Purchases	-
Disposals	-
Gain (loss)	-
December 31, 2025	-

Purchases	24,605
Disposals	-
Gain (loss)	-
September 30, 2025	24,605

General objectives, policies and processes

The Company’s investment strategy regarding its financial assets is the preservation of capital; the Company does not invest for trading or speculative purposes. The Company holds level 1 short-term investments with yields ranging between 3.70% to 4.35%

Other market price risk

The Company is exposed to price risks of shares, certificate of participation in mutual fund and bonds, which are classified as financial assets carried at fair value through profit or loss. The effect of a 10% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of $2,460. A 10% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

11

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 4 – INVENTORY

	September 30, 2025	December 31, 2024

Smart cart parts	$3,896	$342
Raw materials for Isramat	482	454
	4,378	796

The increase in inventory in the company’s financial statements is in anticipation of recently signed future orders of smart carts.

NOTE 5 – WARRANT LIABILITY

a)

January 2024 Warrants

On January 4, 2024, the Company issued an aggregate of 561,260 January 2024 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 4(b)). The warrants were issued with an exercise price denominated in US Dollars ($3.75) (approx. CAD5.13) rather than the functional currency of the Company – New Israeli Shekels (NIS). The January 2024 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 3.92%, expected life of 2.00 years and share price of CAD4.50.

Level 3 Warrant liability for the period ended on September 30, 2025:

Balance at December 31, 2024	$2,006

Revaluation at March 31, 2025	(24)
Effect of changes in foreign exchange rates	3
Balance at March 31, 2025	$1,985

Warrant exercise	(20)
Revaluation at June 30, 2025	1,292
Effect of changes in foreign exchange rates	168
Balance at June 30, 2025	$3,425

Revaluation at September 30, 2025	(1,240)
Effect of changes in foreign exchange rates	(63)
Balance at September 30, 2025	$2,122

For the three and nine-month period ended September 30, 2025, the Company recorded a gain and a loss on the revaluation of the total warrant liability in the amount of $1,240 and $28 (for the three- and nine-month period ended September 30, 2024 – loss in the amount of $237 and a gain in the amount of $657, respectively)

b)

December 2023 Warrants

On December 13, 2023, the Company issued an aggregate of 259,156 December 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.125) rather than the functional currency of the Company – New Israeli Shekels (NIS). The December 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 4.19%, expected life of 2.00 years and share price of CAD4.05.

Level 3 Warrant liability for the period ended on September 30, 2025:

Balance at December 31, 2024	$1,029

Warrant exercises	(378)
Revaluation at March 31, 2025	(35)
Effect of changes in foreign exchange rates	1
Balance at March 31, 2025	617

Revaluation at June 30, 2025	463
Effect of changes in foreign exchange rates	31
Balance at June 30, 2025	1,111

Revaluation at September 30, 2025	(403)
Effect of changes in foreign exchange rates	(20)
Balance at September 30, 2025	688

12

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

For the three- and nine-month period ended September 30, 2025, the Company recorded a gain and a loss on the revaluation of the December 2023 warrant liability in the amount of $403 and $25, respectively (for the three- and nine-month period ended September 30, 2024 – a loss in the amount of $108 and a gain in the amount of $353, respectively).

c)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 763,654 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD7.325) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD7.475.

Level 3 Warrant liability for the period ended on September 30, 2025:

Balance at December 31, 2024	$1,668

Warrant exercises	(129)
Revaluation at March 31, 2025	(318)
Effect of changes in foreign exchange rates	6
Balance at March 31, 2025	1,227

Warrant exercises	(2,139)
Revaluation at June 30, 2025	870
Effect of changes in foreign exchange rates	42
Balance at June 30 and September 30, 2025	-

For the three- and nine-month period ended September 30, 2025, the Company recorded a loss on the revaluation of the June 2023 warrant liability in the amount of $nil and $552, respectively (for the three- and nine-month period ended September 30, 2024 – a loss in the amount of $150 and a gain in the amount of $934, respectively).

d)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 356,711 March 2023 Warrants as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.875) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD4.35.

13

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

Level 3 Warrant liability for the period ended on September 30, 2025:

Balance at December 31, 2024	$817

Warrant exercises	(844)
Warrant expiry	(10)
Revaluation at March 31, 2025	37
Effect of changes in foreign exchange rates	-
Balance at March 31 and September 30, 2025	-

For the three- and nine-month period ended September 30, 2025, the Company recorded a loss on the revaluation of the March 2023 warrant liability in the amount of $nil and $37, respectively (for the three- and nine-month period ended September 30, 2024 – a loss in the amount of $34 and a gain in the amount of $490, respectively).

e)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 595,666 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.875) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD3.90. On October 22, 2024, the expiry date for the November 2022 Warrants was extended by 1 year until November 6, 2025.

Level 3 Warrant liability for the period ended on September 30, 2025:

Revaluation at December 31, 2024	2,269
Effect of changes in foreign exchange rates	(52)
Balance at December 31, 2024	2,225

Revaluation at March 31, 2025	(60)
Effect of changes in foreign exchange rates	(2)
Balance at March 31, 2025	2,163

Revaluation at June 30, 2025	1,510
Effect of changes in foreign exchange rates	172
Balance at June 30, 2025	3,845

Warrant exercises	(293)
Revaluation at September 30, 2025	(1,223)
Effect of changes in foreign exchange rates	(74)
Balance at September 30, 2025	2,255

14

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

For the three-and nine-month period ended September 30, 2025, the Company recorded a gain and a loss on the revaluation of the November 2022 warrant liability in the amount of $1,223 and $227, respectively (for the three- and nine-month period ended September 30, 2024 – a loss in the amount of $2 and a gain in the amount of $803, respectively).

NOTE 6 - SHAREHOLDERS EQUITY

a)	On January 4, 2024, the Company closed a registered direct offering for gross proceeds of $3,227 through the issuance of 1,122,521 units (“January 2024 Units”) at a price per Unit of $2.88 (CAD$3.40). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “January 2024 Warrant”). An aggregate of 561,260 January 2024 Warrants were issued with an exercise price of CAD$5.13 ($3.75) per share. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 561,260 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 89,802 January 2024 Registered Direct Offerings Warrants were issued in connection with the registered direct Offering.

b)	On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3,300 at a purchase price of $0.875 per share and issued an aggregate of 3,792,200 common shares in the registered direct offering. The Company issued 293,776 Common Shares as finders’ fees.

c)

On August 12, 2024, the Company closed its previously announced private placement for gross proceeds of approximately $2,502, at a purchase price of $0.875 per common share and $0.875 per pre-funded warrant. The Company issued a total of 1,839,554 common shares and pre-funded warrants to purchase up to 1,200,000 common shares, with each pre-funded warrant having an exercise price of $0.0001 per share. Each pre-funded warrant has an exercise price of $0.00025 per share and will expire when exercised in full.

Certain directors and officers of the Company purchased $420 value of common shares in the private placement. In connection with the closing, the Company has issue certain non-U.S. residents 180,624 common shares as finders fees.

d)	On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 Common Shares at a public offering price of $6.40 per share. The Company concurrently announced the pricing of a registered direct offering of 1,406,250 Common Shares at a purchase price of $6.40 per share. The offerings closed on January 29, 2025. The total gross proceeds from the offerings to the Company were $30,000. Titan Partners Group LLC, a division of American Capital Partners LLC, acted as sole bookrunner for the underwritten public offering. The Company paid $2,400 in cash and issued 60,650 Common Shares and 229,688 warrants as finders’ fees.

e)	On September 16, 2025, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Titan Partners Group LLC, a division of American Capital Partners LLC, as sole bookrunner (the “Underwriter”), relating to an underwritten public offering (the “Offering”) of 5,625,000 of its common shares, no par value per share (the “Common Shares”), with each Common Share sold at a public offering price of $8.00. The offering closed on September 18, 2025. The total gross proceeds from the offerings to the Company were $45,000. The Company paid $3,150 in cash and issued 324,625 warrants as finders’ fees.

f)	During the nine months ended September 30, 2024, the Company issued 324,668 Common Shares in respect of the exercise of 324,668 vested RSUs.

g)	During the nine months ended September 30, 2025, the Company issued 219,667 Common Shares in respect of the exercise of 219,667 vested RSUs.

h)	During the nine months ended September 30, 2025, the Company issued 225,332 Common Shares in respect of the exercise of 225,332 share options for proceeds of $548.

i)	During the nine months ended September 30, 2025, the Company issued 1,509,857 Common Shares in respect of the exercise of 1,509,857 warrants for proceeds of $7,795.

j)	During the nine months ended September 30, 2025, the Company issued 5,000 Common Shares in respect of services rendered in the amount of $35.

NOTE 7 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the nine months ended September 30, 2025, and for the year ended December 31, 2024, are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2024	4,386,234	$6.58
Warrants issued in the January 2024 Registered Direct Offering	651,062
Warrants issued in the July 2024 Private Placement	1,200,000
Exercise of warrants	(1,330,300)
Warrants issued in the October 2024 Private Placement	21,333
Balance, December 31, 2024	4,928,329	$6.17
Expiry of warrants	(11,506)
Exercise of warrants	(1,509,857)
Warrants issued in the January 2025 Registered Direct Offering	614,963
Balance, September 30, 2025	4,021,929	$7.49

During the nine-month period ended September 30, 2025, the Company issued 1,509,857 shares in respect of 1,509,857 warrants that were exercised for total proceeds of $7,795.

15

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

As at September 30, 2025, the Company had outstanding warrants, enabling the holders to acquire Common Shares as follows:

September 30, 2025	Expiry date	Exercise price		Exercise price (USD)
977,425	November 10, 2025	ILS	17.8545	$4.80
546,653	December 24, 2025	ILS	17.8545	$4.80
88,440	April 18, 2026	ILS	72.563	$19.52
433,825	May 28, 2026	ILS	72.563	$19.52
614,546	November 6, 2025	CAD	5.10	$3.67
202,621	December 12, 2025	CAD	5.13	$3.75
586,193	January 4, 2026	CAD	5.13	$3.75
3,200	October 2, 2026	CAD	2.70	$1.875
244,401	January 29, 2030	USD	8.00	$8.00
324,625	September 16, 2030	USD	10.00	$10.00
4,021,929

b) Stock Options

Stock option transactions for the nine months ended September 30, 2025, and for the year ending December 31, 2024, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2024	1,411,170	$6.33	$4.78
Options granted (i)	552,000
Expiry of options	(206,500)
Balance December 31, 2024	1,756,670	$5.39	$3.75
Options cancelled	(118,668)
Options exercised	(225,332)
Options granted (ii)(iii)	834,000	-
Balance September 30, 2025	2,246,670	$6.05	$4.87

(i)	On August 14, 2024, 552,000 stock options were issued to employees, consultants and officers with an exercise price of $1.78. The options expire on August 13, 2029. The fair value of the options granted was estimated at $779 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $1.78; Expected option life 5 years; Volatility 109%; Risk-free interest rate 3.67%; Dividend yield 0%.

(ii)	On January 15, 2025, the Company granted an employee 105,000 share options to purchase Common Shares of the company with an exercise price of $6.40 per share. The share options vest quarterly starting on January 15, 2026, and expire on January 15, 2035. The fair value of the options granted was estimated at $627 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.38; Expected option life 10 years; Volatility 110%; Risk-free interest rate 4.65%; Dividend yield 0%.

(iii)	On February 12, 2025, the Company granted the CEO 500,000 share options to purchase Common Shares with an exercise price of $6.40 per share, vesting immediately and expiring on February 2, 2035. The fair value of the options granted was estimated at $3,092 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.61; Expected option life 10 years; Volatility 110%; Risk-free interest rate 4.64%; Dividend yield 0%.

(iii)	On June 20, 2025, 229,000 share options were granted to employees. 30,000 share options have an exercise price of $1.775 per share and their vesting schedule is as follows: a third vest on June 30, 2025, a third on June 30, 2026, and a third on June 30, 2027. The remaining 199,000 share options have an exercise price of $6.40 per share and their vesting schedule is as follows: a third vest on June 30, 2026, a third on June 30, 2027, and a third on June 30, 2028. The options expire on June 20, 2035. The fair value of the options granted was estimated at $2,252 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $10.36; Expected option life 10 years; Volatility 108%; Risk-free interest rate 4.38%; Dividend yield 0%.

16

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 7 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at September 30, 2025, the Company had outstanding stock options, enabling the holders to acquire Common Shares as follows:

Outstanding as of September 30, 2025	Exercisable as of September 30, 2025	Expiry date	Exercise price (CAD)		Exercise price (USD)
20,000	20,000	June 3, 2026	CAD	21.00	$15.08
6,670	6,670	October 28, 2026	CAD	20.00	$14.36
360,000	360,000	August 2, 2032	CAD	8.90	$6.39
120,000	120,000	August 21, 2032	CAD	10.00	$7.18
220,000	220,000	January 4, 2033	CAD	4.13	$2.96
100,000	100,000	January 4, 2033	CAD	4.13	$2,96
40,000	40,000	November 25, 2027	CAD	5.03	$3.61
105,000	91,000	April 18, 2033	CAD	4.00	$2.87
441,000	147,333	August 14, 2034	CAD	2.47	$1.78
105,000	43,750	January 15, 2035	CAD	8.91	$6.40
500,000	500,000	February 2, 2035	CAD	8.91	$6.40
30,000	10,000	June 20, 2035	CAD	2.47	$1.775
199,000	-	June 20, 2035	CAD	8.91	$6.40
2,246,670	1,658,753

Share-based compensation expense is recognized over the vesting period of options. During the three and nine months ended September 30, 2025, share-based compensation of $501 and $4,242 was recognized and charged to the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss, respectively (for the three and nine months ended September 30, 2024 – $690 and $1,176 , respectively).

c) RSUs

On January 15, 2025, the Company granted an employee 20,000 Restricted Share Units (“RSUs”) pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest immediately.

On February 12, 2025, the Company granted the CEO 400,000 RSUs pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest upon the Company entering into one or more agreements for the binding supply of at least 10,000 smart carts.

On June 20, 2025, the Company granted 125,000 RSUs to an advisor. The RSUs vest immediately.

RSUs transactions for the nine months ended September 30, 2025, and for the year ending December 31, 2024, are as follows:

Number
Balance, January 1, 2024	588,834
RSUs granted	326,000
Expiry of RSUs	(40,166)
Exercise of RSUs	(764,001)
Balance, December 31, 2024	110,667
RSUs granted	545,000
Expiry of RSUs	(6,000)
Exercise of RSUs	(219,667)
Balance, September 30, 2025	430,000

Total exercisable RSUs as at September 30, 2025, are nil (December 31, 2024 – 8,000). During the three and nine months ended September 30, 2025, share-based compensation of $1,057and $4,399 was recognized and charged to the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss, respectively (for the three and nine months ended September 30, 2024 – $853 and $1,036, respectively).

17

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - REVENUES:

Revenue streams:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Precision metal parts:
Revenues from sales of precision metal parts	1,335	1,418	3,668	3,649
Smart Carts:
Revenues from smart carts project	212	154	586	308
Total	1,547	1,572	4,254	3,957

On September 3, 2025, we announced that we secured an initial order for 5,000 next-generation Cust2Mate 3.0 Smart Carts from Yochananof. The value of the order exceeds $55,000. The order of the smart carts is expected to be completed by the end of 2026. In addition, both companies have entered into a data, retail media and digital services agreement.

NOTE 9 – COMMITMENTS

One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $42 per month ($498 annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $17 per month ($202 annually).

NOTE 10 – DISCONTINUED OPERATIONS

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly-owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction.

The results of operations of A2ZMS were classified as discontinued operations in these consolidated interim financial statements of the Company as of September 30, 2025.

The below are the data of operating results attributed to the discontinued operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Revenues	-	501	824	1,352
Cost of revenues	-	445	767	1,255
Gross profit	-	56	57	97

Expenses:
Research and development costs	-	31	9	156
General and administration expenses	-	310	1,455	1,038
Operating loss	-	(285)	(1,407)	(1,097)

Other expense	-		-	-
Financial (income) expense	-	20	9	43
Loss before taxes on income	-	(305)	(1,416)	(1,140)
Income tax expense	-	-	-	-
Loss on disposal of discontinued operations*	-	-	(1,009)	-
Net loss for the period from discontinued operations	-	(305)	(2,425)	(1,140)

(*)	The loss on disposal of discontinued operations was determined as follows:

	Nine months ended September 30
	2025	2024

Consideration received on disposal of discontinued operations	$148	$-
Cash disposed of	(549)	-
Net cash outflow on disposal of discontinued operations	(401)	-

Net assets disposed (other than cash):
Property, equipment and right of use assets, net	(416)	-
Trade and other receivables	(668)
Trade and other payables	223	-
Loans	94	-
Severance payments, net	159	-
	$(1,009)	$-

18

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 10 – DISCONTINUED OPERATIONS (CONTINUED)

	Nine months ended
	September 30
	2025	2024

Net cash flows provided by (used by) discontinued operations

From operating activities	515	25
From investing activities	(44)	(4)
From financing activities	(132)	(88)
	339	(67)

NOTE 11 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a.	Retail automation solutions – Smart Carts (“Smart Carts”)

b.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Nine months ended September 30, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$3,668	$586	$4,254
Inter-segment	-	-	-
Total	3,668	586	4,254

Cost of revenues
External	2,811	67	2,878
Inter-segment	-	-	-
Total	2,811	67	2,878

Segment operational loss (gain)	(1)	17,486	17,485
Loss (gain) on revaluation of warrant liability			905

Financial expenses, net			(71)
Tax income			-

Loss			18,319

	Nine months ended September 30, 2024
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$3,649	$308	$3,957
Inter-segment	-	-	-
Total	3,649	308	3,957

Cost of revenues
External	2,582	276	2,858
Inter-segment	-	-	-
Total	2,582	276	2,858

Segment operational loss (gain)	(72)	9,128	9,056
Loss (gain) on revaluation of warrant liability			(3,236)
Other expenses			-
Financial expenses, net			143
Tax income			-

Loss			5,963

19

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 - OPERATING SEGMENTS (CONTINUED)

	Three months ended September 30, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$1,335	$212	$1,547
Inter-segment	-	-	-
Total	1,335	212	1,547

Cost of revenues
External	964	57	1,021
Inter-segment	-	-	-
Total	964	57	1,021

Segment operational loss (gain)	(67)	4,180	4,113
Loss (gain) on revaluation of warrant liability			(2,830)
Financial expenses, net			116
Tax income			-

Loss			1,399

	Three months ended September 30, 2024
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$1,418	$154	$1,572
Inter-segment	-	-	-
Total	1,418	154	1,572

Cost of revenues
External	840	42	882
Inter-segment	-	-	-
Total	840	42	882

Segment operational loss (gain)	(248)	2,874	2,626
Loss (gain) on revaluation of warrant liability			539
Other expenses			-
Financial expenses, net			63
Tax income			-

Loss			3,228

	As at September 30, 2025
	Precision Metal Parts	Smart Carts	Total

Segment assets	$3,417	$78,498	$81,915
Segment liabilities	$1,456	$9,196	$10,652

	As at December 31, 2024
	Precision Metal Parts	Discontinued operations	Smart Carts	Total
Segment assets	$3,017	$1,043	$14,818	$18,878
Segment liabilities	$2,138	$717	$9,179	$12,034

NOTE 12 – SUBSEQUENT EVENTS

During the period between October 1, 2025, and November 13, 2025, the Company issued 904,359 shares in respect of 904,359 exercised warrants for total proceeds of $4,358.

20